aMB

16003851

PUBLIC

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 26 2016

Washington DC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 36754

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (MM/DD/YY) AND ENDING **12/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MARSCO INVESTMENT CORPORATION**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Eisenhower Parkway

(No. and Street)

Roseland	**NJ**	**07068**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark E. Radison, CEO **(973) 228-2886**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Demetrius Berkower

(Name – *if individual, state last, first, middle name*)

517 Route 1 South, Suite 4103	**Iselin**	**NJ**	**08830**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark E. Kadison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARSCO INVESTMENT CORPORATION, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RENEE A. LOPEZ
Commission # 2299500
Notary Public, State of New Jersey
My Commission Expires
April 22, 2018

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARSCO
Why Trade Anywhere Else

Marsco Investment Corporation
Online Brokerage Services
101 Eisenhower Parkway
Roseland, New Jersey 07068

Telephone: (973) 228-2886
Toll Free: 1 (800) 962-7726
Fax: (973) 228-9762
www.marsco.com

PUBLIC

MARSCO INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

MARSCO INVESTMENT CORPORATION

CONTENTS

DB
DEMETRIUS BERKOWER LLC
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Marsco Investment Corporation

We have audited the accompanying statement of financial condition of Marsco Investment Corporation as of December 31, 2015. This financial statement is the responsibility of Marsco Investment Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Marsco Investment Corporation as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

Demetrius Berkower LLC

Demetrius Berkower LLC

Iselin, New Jersey
February 24 2016

Wayne Plaza II, 155 Route 46, Wayne, NJ 07470-6831 • P (973) 812-0100 • F (973) 812-0750
517 Route One, Iselin, NJ 08830 • P (732) 855-9600 • F (732) 855-9559
www.demetriusberkower.com

MARSCO INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

	December 31, 2015
ASSETS	
Cash	$ 1,126,396
Cash segregated under federal regulations	20,449,932
Deposits with clearing organization	420,000
Receivables from customers	5,547,977
Office equipment, at cost (net of accumulated depreciation of $ 36,537)	2,121
Other assets	127,106
Total assets	$ 27,673,532
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Payables to:	
Customers	$ 23,801,242
Broker-dealers	46
Bank loan	2,300,000
Accrued expenses and other liabilities	102,866
Total liabilities	26,204,154
Stockholders' equity	
Common stock, no par value; 2,500 shares authorized, issued and outstanding	24,815
Additional paid-in-capital	800,000
Retained earnings	644,563
Total stockholders' equity	1,469,378
Total liabilities and stockholders' equity	$ 27,673,532

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Marsco Investment Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). The Company is a self-clearing broker-dealer and a member of the Depository Trust and Clearing Corporation ("DTCC"). The Company's principal business is that of a discount securities broker, whereby it executes orders on behalf of its customers and provides financing for such transactions.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts disclosed in the financial statements. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company maintains its cash balances in a few large financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from such counterparties.

Securities Transactions/Revenue Recognition

Customers' securities transactions are recorded on a settlement date basis. Securities owned by customers, including those that collateralize margin transactions, are not reflected in the accompanying statement of financial condition. Commissions are recorded on a settlement date basis, adjusted for trade date if material. Interest income is recorded on an accrual basis.

Depreciation

Office equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives (3-5 years) of the related assets.

Income Taxes

The Company has elected S corporation status under Section 1362 of the Internal Revenue Code. Corporate income is therefore recognized by the stockholders and taxed on their individual federal income tax returns. Consequently no provision has been made for federal taxes in these financial statements. The Company also elected S corporation status in the State of New Jersey. The provision for income taxes represents the Company's share of the State Corporation Business Tax. The Company files its income tax returns in the U.S. federal and New Jersey state jurisdictions. Generally, the Company is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial comparability among different entities. Based on its analysis, the Company's management has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2015. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, compliance with U.S. Federal, U.S state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the period ended December 31, 2015.

2. Receivables and Payables to Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for the receivables.

3. Office Equipment

Office equipment consists of the following:

Office equipment	$ 38,658
Less: accumulated depreciation	(36,537)
	$ 2,121

Depreciation expense for the year ended December 31, 2015 was $1,583.

4. Bank Loan

The Company has a credit line of $6,000,000 under a brokerage credit agreement of which $3,700,000 was available at December 31, 2015. Borrowing under the credit line incurs interest, payable monthly at a floating rate that is geared toward prime. The available line of credit is subject to renewal on September 30, 2016. Borrowings are due on demand and secured by customer securities pledged by the Company. The outstanding balance of $2,300,000 as of December 31, 2015 is collateralized by customer pledged securities of approximately $5,366,000. During January 2016, there was a net pay down of $900,000 on the loan balance.

5. Financial Instruments with Credit Risk and Other Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

In the normal course of business, the Company may pledge or deliver customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event that the counterparty is unable to meet its contracted obligation and return customer securities pledged as collateral, the Company may be obligated to purchase the security in order to return it to the owner. In such circumstances, the Company may incur a loss up to the amount by which the market value of the security exceeds the value of the loan or other collateral received or in the possession and control of the Company.

The Company has a nationwide retail customer base. The Company conducts business with brokers and dealers, clearing organizations and depositories that are primarily located in the New York area. The majority of the Company's transactions and, consequently, the concentration of its credit exposures, are with customers, broker-dealers and other financial institutions in the United States of America. These transactions result in credit exposure in the event that the counterparty fails to fulfill its contractual obligations.

The Company monitors required margin and collateral levels daily in compliance with regulatory and internal guidelines and controls its risk exposure on a daily basis through financial, credit and legal reporting systems. Pursuant to such guidelines, the Company may require customers to deposit additional cash or collateral, or to reduce positions, when deemed necessary. Accordingly, management believes that it has effective procedures for evaluating and limiting the credit and market risks to which it is subjected.

The Company may be exposed to off-balance sheet risk from the potential inability of customers or other counterparties to meet the terms of their contracts in connection with the clearance and settlement of securities. With respect to these activities the Company may be obligated to purchase the identical securities in the open market at prevailing prices in the event of non-performance by the customer or counterparty. At December 31, 2015, the fair value of securities failed to receive approximated $46, which is included in Payables to Broker-dealers in the statement of financial condition.

6. Related Party Transactions

The stockholders of the Company maintain a customer account amounting to $48,000 which is included as a component of receivables from customers on the accompanying statement of financial condition.

Interest income received from such customer account was approximately $3,300 for the year ended December 31, 2015 and is included in interest income in the accompanying statement of operations.

7. Commitments

The Company leases its office facilities under an agreement that expires on December 31, 2019. The lease contains provisions for escalations based on increases in certain costs incurred by the lessor.

Future minimum lease payments are as follows for year ended:

December 2016	$ 53,287
December 2017	53,287
December 2018	53,287
December 2019	53,287
	$ 213,148

Rent expense and occupancy costs were $54,136 for the year ended December 31, 2015.

Effective January 2013, the Company in the normal course of business entered into a non-cancellable service contract that expires January 2023.

Future minimum payments are as follows for year ended:

Years 1-5	$ 600,000
Thereafter	240,000
	$ 840,000

8. Regulatory Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). Under this rule the Company has elected to operate under the "alternate method" whereby the Company is required to maintain minimum "net capital" of $250,000 or 2% of "aggregate debit items" arising from customer transactions whichever is greater, as these terms are defined. At December 31, 2015, the Company had net capital of $1,340,151, which was $1,090,151 in excess of its required net capital of $250,000. The Company's ratio of aggregate debit balances to net capital was 4.17 to 1.

The Company is subject to Rule 15c3-3 of the SEC which requires segregation of funds in a special reserve account for the exclusive benefit of customers (Rule 15c3-3). At December 31, 2015, the Company had segregated cash of $20,449,932 under Rule 15c3-3. On January 4, 2016, $350,000 was deposited in the special reserve account to comply with its December 31, 2015 requirements. On January 4, 2016, the Company had $20,799,932 in the special reserve account which was $114,245 in excess of the deposit requirement of $20,685,687 to satisfy the December 31, 2015 Rule 15c3-3 deposit requirement.

9. Contingencies and Other Matters

In the normal course of business activities, the Company is subject to regulatory examinations, other inquiries and other various legal actions. These matters could result in censures, fines, sanctions and legal settlements. As of February 24, 2016, the Company is not aware of any such matters the outcome of which would be material and would have an adverse effect on its financial position or results of operations.

10. Subsequent Events

The Company has evaluated subsequent events for potential recognition and disclosure through February 24, 2016, the date that these financial statements were available to be issued, and has not identified any subsequent events that required adjustment or disclosure.

MARSCO
Why Trade Anywhere Else

Marsco Investment Corporation
Online Brokerage Services
101 Eisenhower Parkway
Roseland, New Jersey 07068

Telephone: (973) 228-2886
Toll Free: 1 (800) 962-7726
Fax: (973) 228-9762
www.marsco.com

February 24, 2016

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, D.C. 20549

Re: **Marsco Investment Corporation**
Audit Date: December 31, 2015

To Whom It May Concern:

Please be advised we have enclosed two copies of each of the following reports pursuant to the filing requirements of Rule 17a-5 of the Securities and Exchange Commission:

1. Financial Statements and Supplemental Information as of December 31, 2015 including the following attachments:

   - Independent Report of Registered Public Accounting Firm Compliance Report Required by Securities and Exchange Commission Rule 17a-5.

   - Independent Report of Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to SIPC Assessment and Schedule of Assessment and Payments (SIPC-7)

2. Statement of Financial Condition (separately bound).

Since a separately bound copy of the Statement of Financial Condition is enclosed, we request confidential treatment of the Rule pursuant to Rule 17a-5 (e)(3).

Very truly yours,

Mark E. Kadison
CEO